                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1


                              Star Scientific, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   301907 30 9
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                                 (CUSIP Number)

                                James A. McNulty
    Star Scientific, Inc., 16 South Market Street, Petersburg, Virginia 23803
                                 (804) 861-0681
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 1999
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                         (Continued on following pages)


-----------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 5 Pages)

----------------------                               ---------------------------
CUSIP NO. 301907 30 9                13D                  PAGE 2 OF 5 PAGES
----------------------                               ---------------------------

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   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            Paul L. Perito
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

                  PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
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       NUMBER OF                    7    SOLE VOTING POWER             3,000,000
        SHARES                     ---------------------------------------------
     BENEFICIALLY                   8    SHARED VOTING POWER
       OWNED BY                    ---------------------------------------------
         EACH                       9    SOLE DISPOSITIVE POWER        3,000,000
       REPORTING                   ---------------------------------------------
      PERSON WITH                  10    SHARED DISPOSITIVE POWER
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,000,000
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.08%
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  14     TYPE OF REPORTING PERSON*

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               (Page 2 of 5 Pages)

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13D

Item 1.       Security and Issuer.

              This statement relates to the Common Stock, $.01 par value ("Common Stock"), of Star Scientific, Inc. (the "Company"). The address of the Company's principal executive offices is 16 South Market Street, Petersburg, Virginia 23803.

Item 2.       Identity and Background.

              Set forth below is information required by this Item with respect to each person filing this statement.

                                                                        Item 2(d) or 2(e)
                                Principal Occupation or Business       Convictions, Judgments,
Name and Address                          and Address                    Decrees, or Orders         Citizenship
----------------                          -----------                    ------------------         -----------
                                Executive Vice President,
                                Secretary, and General Counsel
Paul L. Perito                  Star Scientific, Inc.                           None                   U.S.
7 Newlands Street               16 South Market Street
Chevy Chase, MD 20815           Petersburg, Virginia 23803

Item 3.      Source and Amount of Funds or Other Consideration.

             In connection with the execution of his Executive Employment Agreement ("Executive Employment Agreement") entered into as of April 27, 1999 among the Company, Jonnie R. Williams, and Paul L. Perito, Mr. Perito purchased 2,000,000 shares of Common Stock at the price of $1.00 per share by delivery to the Company of a five-year promissory note in the principal amount of $2,000,000 bearing interest at 7% per annum.


Item 4.      Purpose of Transaction.

             In order to encourage Mr. Perito's contribution to the successful performance of the Company as its Executive Vice President, General Counsel and Secretary and as additional consideration to induce Mr. Perito to resign as a partner of Paul, Hastings, Janofsky & Walker, LLP, the Company sold 2,000,000 shares of the Company's Common Stock to Mr. Perito at the price of $1.00 per share as of April 27,1999. The purchase price was paid by Mr. Perito's delivery to the Company of a promissory note (the "Note"), dated as of April 27, 1999, in the principal amount of $2,000,000 bearing interest at 7% per annum. The Note is payable interest only annually in arrears on the anniversary date of the Note with the entire unpaid balance of the Note, if not sooner paid, due and payable in full on the fifth anniversary of the date of the Note. The Note is non-recourse as to Mr. Perito as to accrued interest and as to 85% of the principal amount of the Note. Payments of principal of the Note made by Mr. Perito shall be applied by the Company, when and as received, to pay the full consideration for Mr. Perito's purchase of such of the shares purchased by Mr. Perito equal in number to the dollar amount of any such principal payments.


                               (Page 3 of 5 Pages)

As an additional incentive, Mr. Perito was granted as of April 27, 1999 a qualified stock option (the "Option") to purchase 1,000,000 shares of Common Stock at an exercise price of $1-11/16 per share pursuant to the Company's Amended and Restated 1998 Stock Option Plan. The Option is fully vested and will terminate upon the earlier to occur of (A) March 1, 2009, or (B) the effective date of termination by the Company for Cause (as defined in the Executive Employment Agreement) or by Mr. Perito without Good Reason (as defined in the Executive Employment Agreement).

On the effective date of termination of Mr. Perito's Executive Employment Agreement by the Company for Cause under Section 4(c) of the Executive Employment Agreement, or by Mr. Perito under Section 4(e) of the Executive Employment Agreement, as the case may be, Mr. Perito's Option will immediately terminate and revert to the Company (including all vested but unexercised shares subject to the Option); and any and all shares issued upon exercise of the Option on or prior to such effective date of termination or date of notice will be subject to a repurchase right in favor of the Company at a purchase price equal to the exercise price of such shares.


Item 5.      Interest in Securities of the Issuer.

             (a) The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated herein by reference.

             (b) The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated herein by reference.

             (c)  Inapplicable

             (d)  Inapplicable

             (e)  Inapplicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             The information set forth in item 4 is incorporated herein by reference.

Item 7.      Material to Be Filed as Exhibits.

             (a) Executive Employment Agreement dated as of April 27, 1999 entered into by the Company, Jonnie R. Williams and Paul L. Perito.

             (b) Qualified Stock Option Agreement dated as of April 27, 1999 between the Company and Paul L. Perito.

             (c) Promissory Note dated as of April 27, 1999 in the principal amount of $2,000,000 issued by Paul L. Perito to the Company.


                               (Page 4 of 5 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of his individual knowledge and belief, the signatory below certifies that the information set forth in this statement is true, complete, and correct.

         The person whose signature appears below agrees that this statement on
Schedule 13D is filed on his behalf.

         Dated June 10, 1999.


                                                      /s/ PAUL LOUIS PERITO
                                                      --------------------------
                                                            Paul Louis Perito



                               (Page 5 of 5 Pages)

                               INDEX TO EXHIBITS

  Exhibit No.       Description
  -----------       -----------
     (a)            Executive Employment Agreement dated as of April 27, 1999
                    entered into by the Company, Jonnie R. Williams and Paul L.
                    Perito.

     (b) Qualified Stock Option Agreement dated as of April 27, 1999 between the Company and Paul L. Perito.

     (c) Promissory Note dated as of April 27, 1999 in the principal amount of $2,000,000 issued by Paul L. Perito to the Company.
